UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29372 / July 29, 2010

_____

In the Matter of	:
	:
AXA Equitable Life Insurance Company, <u>et al.</u>	:
AXA Equitable Life Insurance Company	:
1290 Avenue of the Americas	:
New York, NY 10104	:
	:
	:
(812-13686)	:

_____

ORDER UNDER SECTION 26(c) AND SECTION 17(b) OF THE INVESTMENT COMPANY
ACT OF 1940

AXA Equitable Life Insurance Company, Separate Account 45 of AXA Equitable, Separate
Account 49 of AXA Equitable, Separate Account A of AXA Equitable, Separate Account FP of
AXA Equitable, MONY Life Insurance Company of America, and MONY America Variable
Account L (collectively, the "Section 26 Applicants"), Separate Account 65 of AXA Equitable
("Separate Account 65"), and the AXA Premier VIP Trust (the "Trust") (Separate Account 65
and the Trust, together with the Section 26 Applicants, the "Section 17 Applicants") filed an
application on August 27, 2009, and an amended and restated application on December 18, 2009,
March 29, 2010, June 10, 2010, and July 23, 2010. The Section 26 Applicants requested an order
under Section 26(c) of the Investment Company Act of 1940 (1940 Act) to permit the
substitution of securities issued by the Multimanager Aggressive Equity Portfolio, a series of the
Trust, for securities of the Multimanager Large Cap Growth Portfolio, another series of the
Trust. The Section 17 Applicants also requested an order pursuant to Section 17(b) of the 1940
Act to the extent necessary to permit certain in-kind transactions in connection with the
substitution.

A notice of the filing of the application was issued on July 7, 2010. The notice gave interested
persons an opportunity to request a hearing and stated that an order granting the application
would be issued, unless a hearing should be ordered. No request for a hearing has been received,
and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is consistent
with the protection of investors and the purposes fairly intended by the policy and provisions of
the 1940 Act. It is also found that the terms of the proposed transaction, including the
consideration to be paid or received, are reasonable and fair and do not involve overreaching on

the part of any person concerned; the proposed transaction is consistent with the investment policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transaction is consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitution by AXA Equitable Life Insurance Company, et al. (812-13686) is approved; and

IT IS FURTHER ORDERED, pursuant to Section 17(b) of the 1940 Act, that the requested exemptions from the provisions of Section 17(a) of the 1940 Act be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary